Exhibit 99.1

Tuya Reports Second Quarter 2023 Unaudited Financial Results

SANTA CLARA, Calif., August 23, 2023/PRNewswire/– Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights

•	Total revenue was US$57.0 million, down approximately 8.9% year over year (2Q2022: US$62.5 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$41.1 million, down approximately 13.5% year over year (2Q2022: US$47.6 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$9.4 million, up approximately 30.2% year over year (2Q2022: US$7.2 million).

•	Overall gross margin increased to 46.7%, up 3.9 percentage points year over year (2Q2022: 42.8%). Gross margin of IoT PaaS increased to 44.2%, up 1.7 percentage points year over year (2Q2022: 42.5%).

•	Operating margin was negative 55.1%, up 8.0 percentage points year over year (2Q2022: negative 63.1%). Non-GAAP operating margin was negative 11.2%, up 24.4 percentage points year over year (2Q2022: negative 35.6%).

•	Net margin was negative 41.3%, up 16.0 percentage points year over year (2Q2022: negative 57.3%). Non-GAAP net margin was 2.7%, improving by 32.6 percentage points year over year (2Q2022: negative 29.9%), achieving quarterly break-even for the first time.

•	Net cash generated from operating activities was US$7.5 million, up 1,769.1% year over year (2Q2022: US$0.4 million).

•	Total cash and cash equivalents, and short-term investments were US$942.3 million as of June 30, 2023, compared to US$954.3 million as of December 31, 2022.

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Second Quarter 2023 Operating Highlights

•	IoT PaaS customers[1] for the second quarter 2023 were approximately 2,300 (2Q2022: approximately 2,800). Total customers for the second quarter 2023 were approximately 3,300 (2Q2022: approximately 4,100). The Group’s implementation of its key-account strategy enabled it to be more focused on serving strategic customers.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended June 30, 2023 were 251 (2Q2022: 267). In the second quarter 2023, the Group’s premium IoT PaaS customers contributed approximately 79.8% of its IoT PaaS revenue (2Q2022: approximately 82.4%). The decrease in premium IoT PaaS customers was primarily attributable to a reduction in order size among certain previous premium customers, thus falling below the premium customer revenue contribution threshold for the trailing 12 months ended June 30, 2023.

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended June 30, 2023 was 58% (2Q2022: 84%).

•	Registered IoT device and software developers (“registered developers”) were over 846,000 as of June 30, 2023, up 19.6% from approximately 708,000 developers as of December 31, 2022.

1.	The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2.	The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “Throughout the first half of 2023, against the backdrop of a changing macroeconomic environment, Tuya has consistently demonstrated resilience and adaptability, which can be attributable to our strategic focus on prioritizing highest-value customers. This approach has not only driven our sequential revenue growth but also optimized our operational efficiency. Now, as we observe a global recovery in business activities and an encouraging trend in IoT smart device sales, there’s an indication of a rebound in our sector. With our renewed strategic emphasis on superior customer service, enhancements in software and hardware offerings, and strengthened value propositions for enterprises across the value chain, we are well-positioned to seize these emerging opportunities. We stand ready to embrace the promising future and Tuya’s next growth chapter.”

Ms. Yao (Jessie) Liu, Director and Chief Financial Officer of Tuya, added, “In the second quarter of 2023, we achieved a significant milestone by recording a non-GAAP net profit of approximately $1.5 million, marking the first fiscal quarter that we achieved break-even profitability on a non-GAAP basis. We also generated a positive operating cash flow of $7.5 million. Our strong financial performance in the quarter is a testament to the dedication of our team and the strategic decisions that have shaped our trajectory over the past two years. Additionally, through ongoing refinements to our cost and expense structure, we further enhanced our operating efficiency, enabling us to strategically allocate resources more effectively. As we hone our investment focus on core areas, we remain confident in our trajectory towards sustained growth and in capturing emerging market opportunities.”

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Second Quarter 2023 Unaudited Financial Results

REVENUE

Total revenue in the second quarter of 2023 decreased by 8.9% to US$57.0 million from US$62.5 million in the same period of 2022, mainly due to the decrease in IoT PaaS revenue and smart device distribution revenue, partially offset by the increase in SaaS and others revenue.

•	IoT PaaS revenue in the second quarter of 2023 decreased by 13.5% to US$41.1 million from US$47.6 million in the same period of 2022. During the quarter, the Group’s customers remained cautious in their purchase decisions. This was primarily due to ongoing inventory backlog pressure in the downstream supply chain, resulting from a mismatch between supply and demand in the discretionary consumer electronics sector. Additionally, discretionary consumer electronics spending across certain categories remained soft in multiple regions. Furthermore, the decrease was in part due to an adverse impact of US$2.5 million, or 5.3 percentage points, caused by foreign exchange rate fluctuations compared to the same period of 2022. As a result of these factors, the Group’s DBNER of IoT PaaS for the trailing 12 months ended June 30, 2023 decreased to 58% compared to previous periods.

•	SaaS and others revenue in the second quarter of 2023 increased by 30.2% to US$9.4 million from US$7.2 million in the same period of 2022. During the quarter, the Group remained committed to offering value-added services (“VAS”) and various software products with strong value propositions, including SaaS solutions and Cube solution, to its customers.

•	Smart device distribution revenue in the second quarter of 2023 decreased by 16.3% to US$6.5 million from US$7.8 million in the same period of 2022, primarily due to the fluctuating timing and volume of customer demands and purchases.

COST OF REVENUE

Cost of revenue in the second quarter of 2023 decreased by 15.1% to US$30.4 million from US$35.8 million in the same period of 2022, generally in line with the decrease in total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the second quarter of 2023 decreased by 0.5% to US$26.6 million from US$26.8 million in the same period of 2022 and gross margin increased to 46.7% in the second quarter of 2023 from 42.8% in the same period of 2022.

•	IoT PaaS gross margin in the second quarter of 2023 was 44.2%, compared to 42.5% in the same period of 2022. The improved gross margin was primarily due to the changes in product mix and a lower provision recorded for certain slow-moving IoT chips and raw material inventory in relation to the IoT PaaS business during the second quarter of 2023.

•	SaaS and others gross margin in the second quarter of 2023 was 74.5%, compared to 78.9% in the same period of 2022.

•	Smart device distribution gross margin in the second quarter of 2023 was 23.0%, compared to 11.4% in the same period of 2022, primarily due to higher-value products solution we provided to our customers during the second quarter of 2023.

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OPERATING EXPENSES

Operating expenses decreased by 12.3% to US$58.1 million in the second quarter of 2023 from US$66.2 million in the same period of 2022.

Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses and credit-related impairment of long-term investments, decreased by 32.7% to US$33.0 million in the second quarter of 2023 from US$49.1 million in the same period of 2022. Share-based compensation expenses in the second quarter of 2023 were US$17.0 million, compared to US$17.2 million in the same period of 2022. Credit-related impairment of long-term investments was US$8.1 million in the second quarter of 2023, compared to nil in the same period of 2022.

•	Research and development expenses in the second quarter of 2023 were US$26.5 million, down 28.9% from US$37.2 million in the same period of 2022, primarily because of the Group’s strategic streamlining of its research and development team and operations. During this quarter, average salaried employee headcount of the Group’s research and development team was down approximately 34.2% year over year, compared to the same quarter in last year. Non-GAAP adjusted research and development expenses in the second quarter of 2023 were US$22.5 million, compared to US$33.8 million in the same period of 2022.

•	Sales and marketing expenses in the second quarter of 2023 were US$9.8 million, down 34.8% from US$15.1 million in the same period of 2022, primarily because of (i) the Group’s strategic streamlining of its sales and marketing team, and (ii) the Group’s efforts to control expenditure and improve sales and marketing efficiency. Non-GAAP adjusted sales and marketing expenses in the second quarter of 2023 were US$8.2 million, compared to US$13.2 million in the same period of 2022.

•	General and administrative expenses in the second quarter of 2023 were US$24.3 million, compared to US$17.1 million in the same period of 2022, primarily due to (i) the credit-related impairment loss of US$8.1 million of long-term investments, (ii) the Group’s strategic streamlining of its general and administrative team, and (iii) the Group’s efforts to control professional expenditure. Non-GAAP adjusted general and administrative expenses in the second quarter of 2023 were US$4.8 million, compared to US$5.3 million in the same period of 2022.

•	Other operating income, net in the second quarter of 2023 was US$2.5 million, primarily due to the receipts of software value-added tax (“VAT”) refunds and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the second quarter of 2023 narrowed by 20.4% to US$31.4 million from US$39.5 million in the same period of 2022. Non-GAAP loss from operations in the second quarter of 2023 narrowed by 71.5% to US$6.4 million from US$22.3 million in the same period of 2022.

Operating margin in the second quarter of 2023 was negative 55.1%, up 8.0 percentage points from negative 63.1% in the same period of 2022. Non-GAAP operating margin in the second quarter of 2023 was negative 11.2%, up 24.4 percentage points from negative 35.6% in the same period of 2022.

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NET LOSS/PROFIT AND NET MARGIN

Net loss in the second quarter of 2023 narrowed by 34.3% to US$23.5 million from US$35.9 million in the same period of 2022. The difference between loss from operations and net loss in the second quarter of 2023 was primarily because of a US$12.1 million interest income achieved mainly due to well implemented treasury strategies on the Group’s cash and deposits recorded as short investment.

The Group had a non-GAAP net profit of US$1.5 million in the second quarter of 2023, improved by 108.1% from a non-GAAP net loss of US$18.7 million in the same period of 2022, marking it the first fiscal quarter that the Group has achieved break-even profitability on a non-GAAP basis.

Net margin in the second quarter of 2023 was negative 41.3%, up 16.0 percentage points from negative 57.3% in the same period of 2022. Non-GAAP net margin in the second quarter of 2023 was 2.7%, up 32.6 percentage points from negative 29.9% in the same period of 2022.

BASIC AND DILUTED NET LOSS/PROFIT PER ADS

Basic and diluted net loss per ADS was US$0.04 in the second quarter of 2023, compared to US$0.07 in the same period of 2022. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.00 in the second quarter of 2023, compared to non-GAAP basic and diluted net loss of US$0.03 in the same period of 2022.

CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents, and short-term investments were US$942.3 million as of June 30, 2023, compared to US$954.3 million as of December 31, 2022, which the Group believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities for the second quarter of 2023 was US$7.5 million, up 1,769.1% compared to US$0.4 million in the same period of 2022. The net cash generated from the second quarter of 2023 improved mainly due to the significant decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

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Business Outlook

With further relief in global inflation, discretionary consumer spending in the consumer electronic industry worldwide is expected to gradually navigate out of the headwinds experienced over the past two years. While some of the challenges persist, we are beginning to observe encouraging signs of recovery in various areas. For instance, inventory backlog experienced by downstream participants in the supply chain is steadily easing, and spending in many types of consumer electronic devices is showing a rebound. Although high global inflation may have lasting effects on consumer habits and business operations, a shift in consumer spending preference towards necessities and more economical purchases, combined with businesses seeking greater stability and sustainability, bring new opportunities with enterprises centred around offering value-driven technologies and solutions.

In response to this evolving market environment, the Group will remain committed to continuously iterating its products and services, further enhancing software and hardware capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Group remains cognizant that future trajectories may yet present challenges, ranging from consumer spending patterns and regional economic disparities to inventory management, foreign exchange rate volatility, and broader geopolitical uncertainties.

Conference Call Information

The Company’s management will hold a conference call at 08:30 P.M. Eastern Time on Wednesday, August 23, 2023 (08:30 A.M. Beijing Time on Thursday, August 24, 2023) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://www.netroadshow.com/events/login?show=b53fb1d3&confId=53630

The replay will be accessible through August 30, 2023 by dialing the following numbers:

International:	+1-929-458-6194
United States:	+1-866-813-9403
Access Code:	762683

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

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About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP measures by excluding the impact of share-based compensation expenses and credit-related impairment of long-term investments from the respective GAAP measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses and credit-related impairment of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

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Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

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TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND JUNE 30, 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	US$	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	133,161	86,266
Restricted cash	–	8,276
Short-term investments	821,134	856,028
Accounts receivable, net	12,172	13,083
Notes receivable, net	2,767	3,336
Inventories, net	45,380	37,023
Prepayments and other current assets, net	8,752	8,077

Total current assets	1,023,366	1,012,089

Non-current assets:
Property, equipment and software, net	3,827	2,627
Operating lease right-of-use assets, net	9,736	7,057
Long-term investments	18,031	16,947
Other non-current assets, net	1,179	618

Total non-current assets	32,773	27,249

Total assets	1,056,139	1,039,338

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,595	9,221
Advance from customers	27,633	25,623
Deferred revenue, current	6,821	6,310
Accruals and other current liabilities	33,383	32,957
Lease liabilities, current	3,850	3,244

Total current liabilities	81,282	77,355

Non-current liabilities:
Lease liabilities, non-current	5,292	3,907
Deferred revenue, non-current	394	407
Other non-current liabilities	7,004	5,447

Total non-current liabilities	12,690	9,761

Total liabilities	93,972	87,116

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TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND JUNE 30, 2023

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	US$	US$
		(Unaudited)
Shareholders’ equity:
Class A ordinary shares	25	25
Class B ordinary shares	4	4
Treasury stock	(86,438)	(68,514)
Additional paid-in capital	1,584,764	1,600,206
Accumulated other comprehensive loss	(22,115)	(20,372)
Accumulated deficit	(514,073)	(559,127)

Total shareholders’ equity	962,167	952,222

Total liabilities and shareholders’ equity	1,056,139	1,039,338

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TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Revenue	62,547	57,004	117,871	104,489
Cost of revenue	(35,777)	(30,363)	(68,281)	(56,820)

Gross profit	26,770	26,641	49,590	47,669

Operating expenses:
Research and development expenses	(37,221)	(26,474)	(84,809)	(54,525)
Sales and marketing expenses	(15,061)	(9,826)	(30,339)	(20,085)
General and administrative expenses	(17,130)	(24,273)	(35,160)	(41,066)
Other operating incomes, net	3,182	2,514	5,776	4,294

Total operating expenses	(66,230)	(58,059)	(144,532)	(111,382)

Loss from operations	(39,460)	(31,418)	(94,942)	(63,713)

Other income
Other non-operating incomes, net	694	778	1,347	1,556
Financial income, net	1,428	7,305	1,549	18,775
Foreign exchange gain, net	1,627	937	1,526	903

Loss before income tax expense	(35,711)	(22,398)	(90,520)	(42,479)
Income tax expense	(158)	(1,151)	(302)	(2,115)

Net loss	(35,869)	(23,549)	(90,822)	(44,594)

Net loss attributable to Tuya Inc.	(35,869)	(23,549)	(90,822)	(44,594)

Net loss attribute to ordinary shareholders	(35,869)	(23,549)	(90,822)	(44,594)

Net loss	(35,869)	(23,549)	(90,822)	(44,594)
Other comprehensive (loss)/income
Changes in fair value of long-term investments	(1,146)	(1,053)	(1,146)	(1,053)
Transfer out of fair value changes of long-term investments	–	8,050	–	8,050
Foreign currency translation	(8,699)	(6,882)	(8,050)	(5,254)

Total comprehensive loss attributable to Tuya Inc.	(45,714)	(23,434)	(100,018)	(42,851)

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TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Net loss attributable to Tuya Inc.	(35,869)	(23,549)	(90,822)	(44,594)

Net loss attributable to ordinary shareholders	(35,869)	(23,549)	(90,822)	(44,594)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	550,172,103	554,945,739	553,471,745	554,472,706

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.07)	(0.04)	(0.16)	(0.08)

Share-based compensation expenses were included in:
Research and development expenses	3,452	4,006	7,582	8,123
Sales and marketing expenses	1,847	1,620	3,500	3,226
General and administrative expenses	11,871	11,386	23,744	22,983

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TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Net cash generated from/(used in) operating activities	401	7,495	(56,973)	(11,387)
Net cash (used in)/generated from investing activities	(112,848)	11,489	(254,789)	(22,335)
Net cash (used in)/generated from financing activities	(26,894)	104	(48,645)	(2,067)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(6,284)	(3,791)	(4,956)	(2,830)

Net (decrease)/increase in cash and cash equivalents, restricted cash	(145,625)	15,297	(365,363)	(38,619)

Cash and cash equivalents, restricted cash at the beginning of period	744,838	79,245	964,576	133,161

Cash and cash equivalents, restricted cash at the end of period	599,213	94,542	599,213	94,542

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TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(37,221)	(26,474)	(84,809)	(54,525)
Add: Share-based compensation	3,452	4,006	7,582	8,123
Adjusted research and development expenses	(33,769)	(22,468)	(77,227)	(46,402)

Sales and marketing expenses	(15,061)	(9,826)	(30,339)	(20,085)
Add: Share-based compensation	1,847	1,620	3,500	3,226
Adjusted sales and marketing expenses	(13,214)	(8,206)	(26,839)	(16,859)

General and administrative expenses	(17,130)	(24,273)	(35,160)	(41,066)
Add: Share-based compensation	11,871	11,386	23,744	22,983
Add: Credit-related impairment of long-term investments	–	8,050	–	8,050
Adjusted general and administrative expenses	(5,259)	(4,837)	(11,416)	(10,033)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(39,460)	(31,418)	(94,942)	(63,713)
Add: Share-based compensation expenses	17,170	17,012	34,826	34,332
Add: Credit-related impairment of long-term investments	–	8,050	–	8,050
Non-GAAP loss from operations	(22,290)	(6,356)	(60,116)	(21,331)

Non-GAAP operating margin	(35.6)%	(11.2)%	(51.0)%	(20.4)%

Reconciliation of net loss to non-GAAP net (loss)/profit
Net loss	(35,869)	(23,549)	(90,822)	(44,594)
Add: Share-based compensation expenses	17,170	17,012	34,826	34,332
Add: Credit-related impairment of long-term investments	–	8,050	–	8,050
Non-GAAP net (loss)/profit	(18,699)	1,513	(55,996)	(2,212)

Non-GAAP net margin	(29.9)%	2.7%	(47.5)%	(2.1)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share
– Basic	550,172,103	554,945,739	553,471,745	554,472,706
– Diluted	550,172,103	586,513,021	553,471,745	554,472,706

Non-GAAP net loss per share attributable to ordinary shareholders
– Basic	(0.03)	0.00	(0.10)	(0.00)

– Diluted	(0.03)	0.00	(0.10)	(0.00)

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